[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 19, 2016

James E. O’Connor

Christina D. Fettig

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Apollo Investment Corporation (File No. 333-205660)

Dear Mr. O’Connor and Ms. Fettig:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comments received from you on September 3, 2015 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-205660) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2015. The Staff’s comment is set forth below in bold and is followed by the Company’s response.

General

1.	It appears an updated consent from the Company’s independent registered public accounting firm was not included with the Pre-Effective Amendment No. 1 filing. Please file the consent from PricewaterhouseCoopers LLP with the next filing.

The consent from PricewaterhouseCoopers LLP is included with the current filing.

2.	Please include financial statements for the most recent period in the Registration Statement, not as an exhibit.

The Company has included the financial statements for the most recent period in the Registration Statement.

Independent Registered Public Accounting Firm

3.	Please include the financial statements required by Article 3-09 of Regulation S-X in the Prospectus portion of the Registration Statement or as an exhibit to the Registration Statement.

We have included the financial statements of Merx Aviation Finance LLC as an exhibit to the Registration Statement.

James E. O’Connor

Christina D. Fettig

January 19, 2016

Notes to Consolidated Financial Statements:

4.	Please explain and represent that the Company reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments.

The Company understands that this comment supersedes prior comments received from the Staff on the status of its unfunded commitments. The Company reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments. The bases for the Company’s belief are primarily that (i) historically it has rarely utilized more than 66% of its revolving credit line, which on average over the previous eight (8) quarters permitted additional borrowings of up to $717,102,500, whereas its average unfunded commitments over such time was $355,635,930 and over the previous four (4) quarters was $252,424,592; (ii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $279,677,955 to $727,279,789 over the past eight quarters and have averaged $541,828,922 per quarter over that period; (iii) while the Company does not hold a large amount of highly liquid assets at any one time, it generally holds a substantial amount of large syndicated loans (for example, $420,977,272 as of September 30, 2015), which are liquid and can be sold promptly, and (iv) in addition, a majority of its portfolio assets are of a nature that are salable over a relatively short period to generate cash.

***********************

James E. O’Connor

Christina D. Fettig

January 19, 2016

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790 or Steven Grigoriou at 416-777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins